Exhibit 99.1

	Series 507

	Gross Artwork Sale Proceeds	$1,500,000.00
(+)	Cash on Balance Sheet	$110.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$1,500,110.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(66,802.00)
=	Distributable Proceeds to Class A Shares	$1,433,208.00
(/)	Total Class A Shares Outstanding	58,300 *
=	Distributable Proceeds per Class A Share	24.58
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.229
=	Total Net Return	22.9%

	Offering period
	Cash Receipt Date	3/13/26
	Final Offering Close Date	2/24/26
	Days from final close to cash receipt	17

*Reflects 0 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.